

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 1, 2017

Damián Scokin
Chief Executive Officer
Despegar.com, Corp.
Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

> **Re: Despegar.com, Corp.**
> **Draft Registration Statement on Form F-1**
> **Submitted May 5, 2017**
> **CIK No. 0001703141**

Dear Mr. Scokin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us mock-ups of any pages that include any pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling the printing and distribution of the preliminary prospectus, that we may have comments after our review of the materials.

2. Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act

added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Summary, page 1

Our Company, page 1

3. We note your presentation on pages 1-3 of the Prospectus Summary and elsewhere in the prospectus of aggregate compound annual growth rates for the Latin American online travel bookings industry. Please clarify the relationship between the aggregate numbers and the expected outcomes for your business. Disclose your market share and advise investors that past growth rates may not be indicative of future growth.

Trends Driving Online Travel and Our Growth, page 3

4. We note references to third party information throughout the prospectus, including, references to information from the Phocuswright, Euromonitor, Skift, SiteMinder, STR Global, eMarketer, SimilarWeb, and INDEC. Please tell us if you commissioned any reports for use in connection with this registration statement and, if so, please file the consents as exhibits.

Summary Financial and Operating Data, page 11

Other Financial and Operating Data, page 12

5. We note that you present gross bookings, which you explain in footnote 2 is the aggregate purchase price of all travel products booked by customers on your platform during the period. As this amount differs significantly from your revenue for the period, please expand your footnote disclosure here and throughout the document to provide the appropriate context for this amount by describing how gross bookings relates to your total revenue and any limitations. Please refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

6. We note your presentation of Adjusted EBITDA and your discussion within footnote 3 related to this non-GAAP measure. You state that the excluded expenses are not indicative of your ongoing operations. In light of the fact that these types of expenses occur in each period presented, it would appear that they are ongoing. As such, please revise your disclosure here and throughout the document to clarify that these expenses are recurring and provide a more substantive discussion of how this non-GAAP measure is useful to investors. See Question 102.03 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Risk Factors, page 14

7. Please provide a risk factor describing the risks associated with the seasonality of your business, or tell us why you do not believe that the risk is material.

We may experience constraints in our Liquidity…page 33

8. Please expand this risk factor to specifically address the risk of dilution to existing ordinary shareholders in the event that you need to issue additional equity to address liquidity needs.

Facts and Statistics relating to Latin America travel and e-commerce may be inaccurate, page 38

9. Please confirm your understanding that the accuracy and adequacy of the disclosure in the prospectus is your responsibility, and revise this risk factor to remove the implication that certain disclosures may be inaccurate. To the extent that the relevant disclosure has been furnished by third parties commissioned by the company, please file the associated consents.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

10. Within your presentation of financial results for the years ended December 31, 2016 and 2015 at the bottom of page 57, we note that you first present gross bookings for each year. As this total includes amounts that are not recognized as revenue in your financial statements, we believe that this measure should be presented subsequent to your GAAP financial results. Please revise here and throughout your document accordingly.

Technology and Development Costs, page 62

11. Please explain how you reasonably determined costs from your supplier relationships should be classified as a technology and develop cost as opposed to a cost of revenue under Rule 5-03(b)(2) of Regulation S-X. Please include any guidance or literature you relied upon to support your classification. In your response, please quantify these costs for the periods presented.

Results of Operations, page 64

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015, page 64

12. Please expand your disclosure after your discussion of consolidated results of operations to include an analysis of your operating results for each of your reportable segments for the comparable periods presented. We refer you to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Revenue, page 64

13. Based upon your description of your revenue on page 61, it appears you derive revenues from several sources, including suppliers, customers and advertisers, and that the types of revenues you receive could include commissions, incentive payments, service fees and advertising revenue. Please revise your disclosure to more fully describe and quantify the sources of your revenue and explain material changes in these sources in your operating results discussion for each period presented. In this regard, please tell us the consideration given to Item 303(a)(3) of Regulation S-K and ASC 280-10-50-40.

14. In order to provide investors with a more thorough understanding of the potential volatility and uncertainty of your revenue stream, please expand your disclosure to describe the nature of your business arrangements with suppliers and advertisers. For example, describe any contracts with suppliers, exclusivity agreements or other arrangements. In addition, please explain the types of agreements you enter into with advertisers.

15. Throughout the discussion of results of operations, your disclosure should be expanded to explain any known trends or events which could impact your financial results going forward. For example, we note that from 2015 to 2016, there was a significant decline in the total number of transactions as shown on page 60, and during the same period there was also a significant decline in your selling and marketing expense as you explain on page 65. If these are related, you should expand your disclosure to discuss your marketing plan going forward and the anticipated impact on your operating results. Please refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 66

16. We note that you are currently applying the cash float resulting from the timing disparity between customer payment and supplier payment to meet working capital needs. Please quantify this amount, and confirm that you have disclosed any attendant risks to the company's liquidity position.

17. In your disclosure on page F-16, you explain that as part of your agreement with Expedia, you may be required to pay a $125,000 termination fee if certain minimum revenue thresholds are not met. Please revise your disclosure to discuss this contingency and provide an analysis to clearly state whether or not you were able to meet the minimum revenue thresholds along with the margin by which the minimum volume commitment was achieved. In addition, your disclosure should explain any sensitivity aspects of this commitment, including circumstances which could impact the company's ability to achieve the minimum level and avoid the timing of the termination fee. Please refer to Item 303(A)(1) of Regulation S-K.

Business, page 73

18. Briefly describe the company's agreements with Expedia and its affiliates, including a reference to Expedia's current equity holding in the company.

Opportunistically Pursue Strategic Acquisitions, page 80

19. Refer to the disclosure on page 80 that you intend to opportunistically pursue acquisitions. Please update the Use of Proceeds section to include any acquisitions presently contemplated, or explain what alternative financing you expect to use for this purpose.

Technology and Data, page 86

20. Briefly discuss the ownership of the technology platform, and the associated intellectual property rights. To the extent that the company owns the relevant technology, please expand your disclosure in this section to include a discussion of the steps you have taken, if any, to protect the customized software that you use in your business. If you have not put such protections in place, please expand the relevant risk factor to discuss the possibility that the software could be compromised.

Certain Relationships and Related Person Transactions, page 107

21. Please be sure to appropriately label the "Expedia Outsourcing Agreement" and "Despegar Outsourcing Agreement" in the exhibit index. As a general matter, please file and include in the exhibit index all material agreements with related parties or confirm that all material agreements with major shareholders will be filed as exhibits. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Financial Statements

Note 3. Summary of significant accounting policies, page F-9

Revenue recognition, page F-9

22. Please confirm whether or not you earn material revenue from multiple element arrangements. If so, please revise to provide the disclosures required by ASC 605-25-50.

Expedia transaction, page F-16

23. We note your disclosure that under certain circumstances, you may need to refund the $125,000 termination fee to Expedia, including a change in control. Please tell us and revise to disclose the impact that this proposed IPO transaction could have on the agreement with Expedia and whether or not it could trigger the termination fee.

24. In the description of your accounting for the Expedia transaction, you state that management determined the fair value of the equity issued to Expedia, taking into accounting independent valuations. Please explain to us in more detail the methodology that you used to assess the fair value, including all of the assumptions used, and your basis in GAAP for determining the appropriate accounting treatment of this arrangement. Specifically, please tell us if the provisions of ASC 460-10-55-10 to 11 and/or ASC 470-10-25-1 to 2 for minimum revenue guarantees and sale of future revenues applies to this transaction, respectively.

Note 13. Commitments and contingencies, page F-24

25. You disclose that you accrued $11,700 related to unasserted claims. Please tell us your consideration to disclose the nature of the unasserted claims pursuant to ASC 450-20-50-1. We also note that you estimate reasonably possible losses for unasserted claims to be $33,000. Please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, how you determined whether the loss was probable versus reasonably possible.

Note 12. Income taxes, page F-22

26. On page F-23 you disclose that you have not provided for deferred income taxes for undistributed foreign earnings invested indefinitely outside of the United States. Please revise to disclose the amount of the undistributed earnings and the related unrecognized deferred tax liability related to the undistributed earnings. We refer you to ASC 740-30-50-2.

27. Within your reconciliation on page F-24, we note you use a blended income tax rate. Please explain to us how and revise to disclose how this blended rate was calculated and why you believe the use of a blended rate is appropriate. Please see Rule 4-08(h)(2) of Regulation S-X, which indicates the income tax rate of the country of domicile should generally be used and the basis for the rate utilized should be disclosed.

28. Additionally, please explain the nature of non-deductible expenses in fiscal 2015, which amounted to $26,698, and explain why they decreased in fiscal 2016.

Note 15. Accounts receivable, net of allowances, page F-18

29. We note from your Liquidity and Capital Resources discussion that you factor your accounts receivable and the change in such activities materially impacted your net cash flows used in operating activities. Please provide us with your analysis of whether your factoring arrangements qualify as sales and your consideration of the disclosure requirements, as applicable, of ASC 860 for transfers of financial assets.

Note 17. Stock based compensation, page F-28

30.　It appears that both your RSUs and your stock options may vest upon completion of your initial public offering. Please revise your disclosure to clarify how compensation expense will be recorded for unvested RSUs and options upon completion of your initial public offering. Additionally, please tell us the underlying fair value of common stock used to calculate the weighted-average estimated fair value of options granted in fiscal 2016 and a provide a summary of your valuation method used to determine it, including any key assumptions.

Note 20. Segment information, page F-31

31.　Your disclosure states that the Packages, Hotels and Other travel products segment includes the booking of bundle deals which may include air tickets. Please revise your disclosure to clarify whether or not the air portion of those bundles is included within the Packages, Hotels and Other travel products segment or if it is allocated to the Air segment. If an allocation is done, please explain how the amount of the allocation is determined.

　　You may contact Kristen Shifflett at 202-551-3381 or Melissa Raminpour at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure